CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2007 and 2006

(The Company’s independent auditor has not performed a review of these interim consolidated financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Balance Sheets
(unaudited – prepared by management)

	December 31,	March 31,
	2007	2007

Assets

Current assets
Cash and cash equivalents	$ 539,438	$ 202,486
Short term investments	--	35,750
Taxes recoverable	177,834	91,972
Due from related parties (Note 7)	97,115	11,999
Accounts receivable and prepaid expenses	78,530	62,530
	892,917	404,737

Mineral property interests (Notes 3 and 8)	5,679,173	3,837,781
Equipment (Note 4)	220,945	177,998
Investments (Note 5)	33,361	31,706
Reclamation and other deposits	18,000	3,000

	$ 6,844,396	$ 4,455,222

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 319,024	$ 304,473
Accounts payable, related parties (Note 7)	727,475	96,654
	1,046,499	401,127
Shareholders’ equity
Share capital (Note 6)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 47,921,073 (March 31, 2007 – 41,801,343) common shares	23,776,948	21,482,992
Warrants	402,443	349,830
Contributed surplus	1,353,100	816,439
Deficit	(19,736,249)	(18,595,166)
Accumulated other comprehensive income (Notes 2 and 5)	1,655	--
	5,797,897	4,054,095
	$ 6,844,396	$ 4,455,222

Going concern and nature of operations (Note 1)

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations

(unaudited – prepared by management)

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006

Expenses
Amortization	$ 102	$ 731	$ 522	$ 1,474
Finance expense	143,567	--	143,567	--
Foreign exchange	20,493	(13,365)	48,479	(11,944)
Legal, accounting and audit	29,039	15,493	53,688	32,467
Office and administration	31,255	12,056	86,450	61,366
Salaries and benefits	6,916	9,964	87,615	55,981
Shareholder communications	119,852	59,994	272,457	206,187
Management and consulting fees	33,500	28,000	100,500	68,000
Property investigations	31	--	1,734	12,132
Stock-based compensation	63,805	15,105	342,872	62,427
Travel and conferences	5,885	3,724	7,856	6,583
Interest and other income	(1,750)	(13,179)	(4,657)	(21,175)
	452,695	118,523	1,141,083	473,498

Loss for the period	(452,695)	(118,523)	(1,141,083)	(473,498)

Deficit, beginning of period	(19,283,554)	(18,286,791)	(18,595,166)	(17,931,816)

Deficit, end of period	$ (19,736,249)	$ (18,405,314)	$ (19,736,249)	$ (18,405,314)

Loss per share, basic and diluted	$ (0.01)	$ (0.00)	$ (0.03)	$ (0.01)

Weighted average number of common shares outstanding, basic and diluted	45,631,813	38,767,888	45,323,453	37,864,062
Number of shares outstanding, end of period	47,921,073	38,785,343	47,921,073	38,785,343

Interim Statement of Comprehensive Income

(Unaudited – prepared by management)

	Three months ended December 31, 2007	Nine months ended December 31, 2007
Loss for the period before comprehensive income	$ (452,695)	$ (1,141,083)
Unrealized (losses) gains on investments	(3,815)	(947)
Comprehensive loss	$ (456,510)	$ (1,142,030)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Shareholders’ Equity
(unaudited – prepared by management)

	Common Shares Without Par Value		Comprehensive Income	Warrants	Contributed Surplus	Deficit	Total Shareholders’
	Shares	Amount					Equity
Balance, March 31, 2006	34,766,276	$ 18,530,383	$ --	$ --	$ 795,881	$ (17,931,816)	$ 1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	101,020
Loss for the year	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	21,482,992	--	349,830	816,439	(18,595,166)	4,054,095
Private placements, less share issue costs	2,750,500	938,591		225,904			1,164,495
Stock options exercised	1,145,500	392,564	--	--	(140,434)	--	252,130
Warrants exercised	1,745,300	785,385	--	--	--	--	785,385
Stock-based compensation	--	--	--	--	519,765	--	519,765
Unvested options cancelled	--	--	--	--	(15,961)	--	(15.961)
Warrants expired	--	--	--	(173,291)	173,291	--	--
Transition adjustment to opening balance	--	--	2,602	--	--	--	2,602
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	140,000
Unrealized loss on investments for the period	--	--	(947)	--	--	--	(947)
Loss for the period	--	--	--	--	--	(1,141,083)	(1,141,083)
Balance, December 31, 2007	47,921,073	$ 23,776,948	$ 1,655	$ 402,443	$ 1,353,100	$ (19,736,249)	$ 5,797,897

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006

Cash provided by (used for):

Operations
Loss for the period	$ (452,695)	$ (118,523)	$ (1,141,083)	$ (473,498)
Items not involving cash
Amortization	102	731	522	1,474
Stock-based compensation	63,805	15,105	342,872	62,427
Finance costs	140,000	--	140,000	--
Changes in non-cash working capital
Taxes receivable	(30,405)	(20,775)	(85,862)	(31,021)
Accounts receivable and prepaids	(38,399)	(56,835)	(16,000)	(53,887)
Due to/from related parties	--	(39,002)	--	(29,276)
Accounts payable and accrued liabilities	21,530	4,004	35,593	8,770
	(296,062)	(215,295)	(723,958)	(515,011)

Investing activities
Mineral property interests
Acquisition costs	(35,525)	(3,210)	(112,269)	(55,257)
Exploration and development costs	(371,384)	(497,701)	(1,564,655)	(1,370,356)
Purchase of equipment	(29,589)	(4,081)	(125,363)	(180,606)
Short-term investments	--	--	35,750	--
	(436,498)	(504,992)	(1,766,537)	(1,606,219)

Financing activities
Common shares issued for cash	1,164,495	4,650	2,202,010	1,930,990
Due to/from related parties	77,561	215,900	625,437	(146,840)
	1,242,056	220,550	2,827,447	1,784,150
Increase (decrease) in cash and cash equivalents during the period	509,496	(499,737)	336,952	(337,080)

Cash and cash equivalents, beginning of period	29,942	561,472	202,486	398,815

Cash and cash equivalents, end of period	$ 539,438	$ 61,735	$ 539,438	$ 61,735

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ 129,253	$ 1,118	$ 140,434	$ 74,871
Shares issued for mineral property interests	$ 24,250	$ --	$ 37,416	$ 164,167
Stock-based compensation included in mineral property interests	$ 12,716	$ --	$ 160,932	$ --
Bonus shares issued related to loan payable to shareholder	$ 140,000	$ --	$ 140,000	$ --

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – prepared by management)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $1,141,083 for the nine months ended December 31, 2007, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at December 31, 2007, of $153,578, with an accumulated deficit of $19,736,249.

The Company has capitalized $5,679,173 (March 31, 2007 – $3,837,781) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $138,333 and issue 116,666 common shares in fiscal 2008 to maintain the mineral property interests held at March 31, 2007.  During the period, cash payments of $23,333 have been made and 66,666 common shares have been issued.  Subsequent to December 31, 2007, no cash payments have been made, and no common shares have been issued related to the Company’s mineral property interests.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

2.

Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended December 31, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2007, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing April 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  All of the Company’s investments have been designated as available for sale.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that result from transaction, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain on the available for sale securities for the nine months ended December 31, 2007, was $947, which is reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

3.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 8.  Property payments made on the Company’s mineral property interests during the six months ended December 31, 2007 are detailed below.

(a)

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in its initial Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold, acquired an option on two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totaling $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies) to the optionor over a 36-month period from July 22, 2004.  At December 31, 2007, the Companies had earned the full interest in the property, by making the final cash payment of $13,333 and issuing 16,666 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

(b)

Grand Nickel Project, Manitoba

The Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Company can earn its interest in the property by making payments to the optionor totalling $100,000 and issuing 200,000 common shares over a 48-month period from the date of regulatory approval.  The Company must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the agreement, the Company is to pay $5,000 and issue 50,000 common shares to the optionor (issued); and make a cash payment of $10,000 and issue an additional 50,000 common shares one year following the date of regulatory approval.  Upon fulfilling the obligations set out above, the Company will earn a 100% right, title and interest in the property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the Property.  The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value December 31, 2007	Cost	Accumulated Depreciation	Net Book Value March 31, 2007
Vehicles	$ 111,834	$ 43,354	$ 65,480	$ 57,283	$ 33,745	$ 23,538
Office equipment	1,572	511	1,061	1,573	292	1,281
Computer equipment	16,673	10,689	5,984	16,673	7,404	9,269
Field equipment	255,657	107,237	148,420	192,833	48,923	143,910
	$ 385,736	$ 164,791	$ 220,945	$ 268,362	$ 90,364	$ 177,998

5.

Investments:

	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$ --	$30,000
Abitibi Mining Corp.	7,000	210	630	840
Stingray Resources Ltd.	2,016	698	754	1,452
Emgold Mining Corporation	2,000	480	(110)	370
Sultan Minerals Inc.	2,630	316	381	697
		31,704	1,655	33,359
Non-public companies:
Terra Gaia Inc.	100,000	1	--	1
LMC Management Services Ltd. (Note 7a)	1	1	--	1
		$31,706	$1,655	$33,361

The quoted market value of the above listed publicly traded securities at March 31, 2007, was $34,306.  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

6.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

See interim consolidated statements of equity.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

6.

Share capital (continued):

During the period, the Company:

1.

issued 411,764 bonus shares to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, commencing 90 days from the receipt of regulatory acceptance, which was December 5, 2007; and

2.

completed a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.  Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.  This private placement closed in two tranches.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At December 31, 2007, 5,244,900 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

During the period ended December 31, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company also granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.85, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  These options will be revalued at each quarter end, and at September 30, 2007, have the same values as at the date of grant.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

6.

Share capital (continued):

Stock options (continued)

The Company also granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 11, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.03.  These options are revalued at each quarter end, and at December 31, 2007, have a value of $0.03, the same value as at the date of grant.

The following table summarizes information on stock options outstanding at December 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.54	1,027,300	0.97 years
$0.30	416,100	1.77 years
$0.165	715,000	2.59 years
$0.50	100,000	3.45 years
$0.53	310,000	4.03 years
$0.50	1,746,500	4.30 years
$0.65	260,000	4.73 years
$0.75	260,000	4.73 years
$0.85	260,000	4.73 years
$0.50	150,000	4.95 years

A summary of the changes in stock options for the nine months ended December 31, 2007, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Unvested options cancelled	(165,000)	$0.52
Granted	2,785,000	$0.57
Balance, December 31, 2007	5,244,900	$0.47
Exercisable at December 31, 2007	3,556,650	$0.40

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

6.

Share capital (continued):

Share purchase warrants

As at December 31, 2007, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.40	March 21, 2008
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
3,768,890

During the nine months ended December 31, 2007, 164,200 warrants exercisable at a price of $0.45 expired unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.  During the nine months ended December 31, 2007, 1,745,300 warrants were exercised at $0.45.

7.

Related party transactions and balances:

	Nine months ended December 31,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 233,363	$ 178,383
Lang Mining Corporation (b)	70,000	55,000
Kent Avenue Consulting Ltd. (d)	10,500	13,000
Frank A. Lang (e)	143,567	--
Fred Holcapek (f)	US$77,105	US$66,195
	December 31, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd. (a)	$ --	$ 11,999
Ainsworth Jenkins - Casierra project (c)	96,806	--
Directors (h)	309	--
	$ 97,115	$ 11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
LMC Management Services Ltd. (a)	22,812	--
Directors (h)	704,663	47,042
	$ 727,475	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

7.

Related party transactions and balances (continued):

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

See Note 6 – Bonus shares.

(f)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(g)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(h)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

8.

Mineral property interests:

Nine months ended December 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total December 31, 2007
Acquisition costs
Balance, beginning of period	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the period	23,825	817	49,024	76,019	--	149,685
Balance, end of period	223,066	10,337	568,797	163,571	--	965,771

Exploration and development costs
Incurred during the period
Assays and analysis	1,630	--	1,853	1,338	16,889	21,710
Community relations	328	--	--	--	--	328
Dredging and bulk sampling	26,009	--	--	--	--	26,009
Drilling	--	--	--	120,470	424,583	545,053
Geological and geophysical	106,329	901	14,470	17,449	104,865	244,014
Site activities	344,319	135	2,101	3,290	107,137	456,982
Stock-based compensation	99,402	--	--	--	61,530	160,932
Travel and accommodation	150,915	--	3,470	69,432	25,662	249,479
	728,932	1,036	21,894	211,979	740,666	1,704,507
Government assistance and recoveries	--	--	--	(12,800)	--	(12,800)
Balance, beginning of period	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of period	2,260,714	151,599	242,160	240,547	1,818,382	4,713,402
Total Mineral Property Interests	$ 2,483,780	$ 161,936	$ 810,957	$ 404,118	$ 1,818,382	$ 5,679,173

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the nine months ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

8.

Mineral property interests (continued):

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781